October 30, 2008

Mr. Criag D. Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: MedLink International, Inc. request for an extension on comments for File No. 001-31771

Dear Mr. Wilson,

We are in receipt of your comment letter dated October 17, 2008 regarding Form 10-KSB for the Fiscal year Ended Decmber 31, 2007 (File No. 001-31771).

We are in the process of reviewing the letter with our accountants, auditors and legal counsel and plan to file a response to the comments by November 21st 2008. I respectfully request the additional time in order for us to finish our 10Q filing which is due on the 14th of November, and then turn all of our attention to responding to the comments.

Should you have any questions or concerns please do no hesitate to contact me directly at (631) 342-8800 ext 8802 or jrose@medlinkus.com.

Regards,

James Rose
Chief Financial Officer